Mail Stop 3561

								March 15, 2006

Timothy F. Danello
Senior Vice President and Assistant General Counsel
Wachovia Corporation
301 South College Street
Charlotte, NC 28288-0630

      Re:	Wachovia Commercial Mortgage Securities, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 6, 2006
		File No. 333-131262

Dear Mr. Danello:

      We have reviewed your responses to the comments in our letter dated February 21, 2006 and have the following additional comments.

Registration Statement on Form S-3

General
1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

Cash Flow Agreements, page 10
2. We note from your response to comment 19 of our letter dated February 21, 2006 that you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security.
Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. We suggest that you delete all references, here and in the Credit Support section on page 10, to "cash flow derivatives," "credit default swaps and similar instruments," total return swaps and similar instruments," and "timing swaps."

The Sponsor, page 55
3. We note your response to comment 14 of our letter dated
February
21, 2006. If you contemplate issuing securities wherein Wachovia would not be a sponsor, please clarify this in your disclosure here and revise the prospectus supplement throughout so that all references to Wachovia as the sponsor are presented in brackets to clearly show that the sponsor may differ.

Distributions of Interest on the Certificates, page 57
4. We note your response to comment 22 of our letter dated
February
21, 2006. Please delete your reference to the "consumer price index."

Part II

Undertakings, page II-2
5. Please revise to provide the expanded language of Item
512(a)(1)(ii) of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
								Assistant Director
cc:	Via Facsimile (704) 348-5200
	Stuart N. Goldstein, Esquire
	Cadwalader, Wickersham & Taft LLP
	227 West Trade Street, Charlotte, NC 28202
Wachovia Commercial Mortgage Securities, Inc.
March 15, 2006
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